Name:		Ronnie L. Tatum

Address:	4893 Riverdale Rd., Suite 260
		Atlanta, GA  30337

Company:	Morrison Fresh Cooking, Inc. (MFC)

Position:	Director/Officer - Chief Executive Officer

Statement for
Month/Year:	December, 1996

NON-DERIVATIVE SECURITIES ACQUIRED,
DISPOSED OF, OR BENEFICIALLY OWNED

1.	Title of Security:		Common Stock

	Transaction Date:		11-28-96

	Transaction Code:		G

	Security Acquired (A)
	or Disposed (D) of:		Acquired

	Amount:			279

	Price:				$0.00

	Ownership Form:		Direct

	AMOUNT OF SECURITIES BENEFICIALLY
	OWNED AT END OF MONTH:			11,385.7787 - Direct


DERIVATIVE SECURITIES ACQUIRED,
DISPOSED OF, OR BENEFICIALLY OWNED